Filed Pursuant to Rule 433

Registration No. 333-224669

December 7, 2020

WASHINGTON GAS LIGHT COMPANY

Pricing Term Sheet

$100,000,000 MEDIUM-TERM NOTES, SERIES L

3.65% NOTES DUE SEPTEMBER 15, 2049

Issuer:	Washington Gas Light Company (the “Issuer”)

Anticipated Ratings*:	A3 (stable) /A- (stable) /A (stable) (Moody’s / S&P / Fitch)

Security Type:	Medium-Term Notes, Series L, 3.65% Notes Due September 15, 2049 (the “Notes”)

Offering Size:	$100,000,000 (Reopening of 3.65% Medium-Term Notes, Series L, of which $300,000,000 was previously issued on September 13, 2019, for a total principal amount outstanding of $400,000,000)

Format:	SEC Registered

Pricing Date:	December 7, 2020

Settlement Date:	December 10, 2020 (T+3)

Interest Payment Dates:	March 15 and September 15 of each year, commencing on March 15, 2021 (interest on the Notes will accrue from September 15, 2020)

Maturity Date:	September 15, 2049

Optional Redemption:	Make-whole redemption at any time prior to March 15, 2049, at Treasury Rate plus 25 basis points Callable on or after March 15, 2049 at par

Benchmark Treasury:	1.375% due August 15, 2050

Benchmark Treasury Price / Yield:	92-17 / 1.696%

Spread to Benchmark Treasury:	+110 basis points

Yield to Maturity:	2.796%

Coupon:	3.65%

Public Offering Price:	116.606% of the principal amount, plus accrued interest from and including September 15, 2020 to, but excluding, December 10, 2020 (the total amount of accrued interest on December 10, 2020 will be $861,805.56)

Net Proceeds (Before Transaction Expenses) to Issuer:	$115,856,000, which amount does not include the amount of accrued interest that must be paid by the purchasers of the Notes

CUSIP:	93884P DY3

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Book-Running Managers:	Truist Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:	CIBC World Markets Corp. MUFG Securities Americas Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Truist Securities, Inc. toll-free at 1-800-685-4786 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.